UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 000-30666

NETEASE, INC.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

All of the proposed resolutions as set out in NetEase, Inc.’s Notice of the 2023 Annual General Meeting of Shareholders dated April 28, 2023, including (i) a special resolution to amend and restate its Amended and Restated Memorandum and Articles of Association and (ii) an ordinary resolution to approve its Amended and Restated 2019 Share Incentive Plan, were duly passed at its 2023 Annual General Meeting of Shareholders held on June 15, 2023. An announcement with respect to the foregoing which was made with The Stock Exchange of Hong Kong Limited is attached to this Form 6-K as Exhibit 99.1. The Second Amended and Restated Memorandum and Articles of Association are attached to this Form 6-K as Exhibit 1.1. The Amended and Restated 2019 Share Incentive Plan is attached to this Form 6-K as Exhibit 1.2.

Exhibits

Exhibit 1.1 – Second Amended and Restated Memorandum and Articles of Association of NetEase, Inc.

Exhibit 1.2 – Amended and Restated 2019 Share Incentive Plan of NetEase, Inc.

Exhibit 99.1 – Results of the 2023 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Charles Zhaoxuan Yang
		Name:	Charles Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	June 15, 2023

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